EXHIBIT 10.9

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned, being the Active Chairman of the Board of Marnetics Broadband Technologies Ltd. Ltd., an Israeli corporation (the “Company”), do hereby certify, to the best of my knowledge, information and belief, that:

(1)

The Annual Report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2)	The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 29 , 2003

By: /s/ Menachem Reinschmidt

Menachem Reinschmidt
Chairman of the Board